SCHEDULE A

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Share Class	Maximum Annual Operating Expense Limit
Sprucegrove International Equity Fund	Institutional Shares	0.80%
Sprucegrove International Equity Fund	Investor Shares	0.80%